

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 7, 2016

<u>Via E-mail</u>
Mr. Thomas D. DeByle
Chief Financial Officer
Standex International Corp.
11 Keewaydin Drive
Salem, NH 03079

> **Re: Standex International Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 25, 2016**
> **File No. 1-7233**

Dear Mr. DeByle:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and
                                        Construction